

May 24, 2011

<u>Via Facsimile</u>
Michael G. Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court, Tankersley
Barnsley, UK S75 3DP

   Re: **MAM Software Group, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Filed September 16, 2010
       Form 10-K/A for the Fiscal Year Ended June 30, 2010
       Filed March 7, 2011
       Form 10-Q for the Quarterly Period Ended March 31, 2011
       Filed May 3, 2011
       File No. 000-27083

Dear Mr. Jamieson:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephen Krikorian

          Stephen Krikorian
          Accounting Branch Chief